International Western Petroleum, Inc.
5525 N. MacArthur Boulevard, Suite 280
Irving, TX 75038

December 31, 2015

Via EDGAR

H. Roger Schwall, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: International Western Petroleum, Inc.

Post Effective Amendment No. 1 to Registration Statement on Form S-1

Filed November 17, 2015

File No. 333-196492

Dear Mr. Schwall:

We are in receipt of your comment letter dated December 9, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Explanatory Note

1.	You disclose here and on page 8 that you are filing this post-effective amendment to deregister from your secondary offering 15,033 unsold shares of common stock that you cancelled in August 2015. You also state that the five holders of these cancelled shares have purchased 15,033 replacement shares, foregoing a refund for the cancelled shares and instead using the money they paid for the original shares to purchase the replacement shares. Please expand your disclosure to describe these transaction in clear and fulsome detail, including the circumstances that prompted the transactions and the reason why you undertook this particular approach as well as the basis for your decision not to register your issuance of the replacement shares.

RESPONSE: Based upon the Company’s understanding of telephone conversations between its market maker and FINRA there were concerns that certain individuals (specifically, Steve Phu, Jeff Phu, and Tony Vu) may have been acting as unlicensed broker-dealers in assisting the Company with raising capital from the Shareholders of the Cancelled Shares (as defined in Post-Effective Amendment No. 2). This assistance was provided in connection with a private offering pursuant to Regulation D Rule 506 that was open from February 2014 through May 2014 at an offering price of $0.75 per share. Notwithstanding the fact that these individuals did not receive consideration for assisting the Company in raising these funds and the Company does not believe they were acting as unlicensed broker-dealers, the Company agreed to offer them a right of rescission to rectify this situation. Therefore the shareholders were offered the right of rescission and the Company filed Post-Effective Amendment No. 1 to Form S-1 on November 17, 2015, as amended by this Post-Effective Amendment No. 2 to deregister the shares held by these shareholders.

After receiving the right to rescind, these shareholders chose to reinvest the funds back into the Company on the same terms as the original offering. These shareholders did not request that there shares be registered in the S-1 since they are long term investors and would prefer to hold their shares at this time. Based upon same, the Company accepted the subscriptions but did not register the shares in this Post-Effective Amendment registration.

2.	We also note that you issued the replacement shares between August 4, 2015 and August 13, 2015, and that you cancelled the original shares on August 27, 2015. Please explain why your issuances of the replacement shares predate your cancellation of the original shares.

RESPONSE: This was a mistake in the previous disclosure which has been resolved. The replacement shares were issued on the same day as the cancellation of the original shares.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

International Western Petroleum, Inc.

By:	/s/ Ross Henry Ramsey
Name:	Ross Henry Ramsey
Title:	Chief Executive Officer